INTRENET, INC.
STATEMENT RE: COMPUTATION
OF PER SHARE EARNINGS
                                                       Three Months Ended March 31,
                                                           1998             1997
Weighted average shares outstanding during period       13,549,221       13,437,804

Assumed exercise of options and warrants                   375,872          139,624

Shares assumed for fully diluted earnings per share     13,925,093       13,577,428

Earnings for the period:
    ($ in Thousands)

    Net earnings (loss)                              $         388    $        (252)

Earnings per common and common
      equivalent share:

      Basic:                                         $        0.03    $       (0.02)

      Diluted:                                       $        0.03    $       (0.02)



                                                                        Exhibit 11


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